FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of January 2008

HOLMES FINANCING (No 6) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2007 to 10 December 2007

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements
	Current Period
	Number	£000's
Brought Forward	458,070	39,991,663
Replenishment	6,169	683,622
Repurchased	(20,560)	(1,493,011)
Redemptions	(11,172)	(1,119,813)
Losses	(36)	(180)
Capitalised Interest	0	6,181	( * see below )
Other Movements	0	(5,121)
Carried Forward	432,471	38,063,341

* Capitalised interest refers to interest due met from amounts standing to the credit of overpayment facilities on flexible loans

	Cumulative
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	1,553,550	133,752,468
Repurchased	(508,179)	(40,956,139)
Redemptions	(726,435)	(61,359,650)
Losses	(1,656)	(4,559)
Capitalised Interest	0	237,128	( * see above )
Other Movements	0	(5,121)
Carried Forward	432,471	38,063,341

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2007 to 10 December 2007

All values are in thousands of pounds sterling unless otherwise stated

Prepayment Rates
	Trust Payment Rate (CPR) - Redemptions	Annualised Trust Payment Rate (CPR)
1 Month	2.80%	28.88%
3 Month	8.25%	29.15%
12 Month	29.34%	29.34%

	Trust Payment Rate (CPR) - Repurchases	Annualised Trust Payment Rate (CPR)
1 Month	3.73%	26.67%
3 Month	7.24%	19.85%
12 Month	16.02%	16.02%

	Trust Payment Rate (CPR) - Redemptions and Repurchases	Annualised Trust Payment Rate (CPR)
1 Month	6.53%	55.55%
3 Month	15.49%	49.00%
12 Month	45.36%	45.36%

Asset Profiles
Weighted Average Seasoning	39.93	months
Weighted Average Loan size	£88,013.63
Weighted Average LTV	64.37%	*** (see below)
Weighted Average Indexed LTV	52.00%	using Halifax House Price Index
Weighted Average Indexed LTV	50.95%	using Nationwide House Price Index
Weighted Average Remaining Term	17.49	Years

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2007 to 10 December 2007

All values are in thousands of pounds sterling unless otherwise stated

Product Type Analysis	£000's	%
Variable Rate	9,831,761	25.83%
Fixed Rate	14,033,954	36.87%
Tracker Rate	14,197,626	37.30%
	38,063,341	100.00%

As at 10 December 2007 approximately 16.90% of the loans were flexible loans

Repayment Method Analysis	£000's	%
Endowment	4,072,777	10.70%
Interest Only	11,293,393	29.67%
Repayment	22,697,170	59.63%
	38,063,341	100.00%

As at 10 December 2007 approximately 24.34% of the loans were written under Abbey's policy of non-income verification

Loan Purpose Analysis	£000's	%
Purchase	22,327,956	58.66%
Remortgage	15,735,385	41.34%
	38,063,341	100.00%

Mortgage Standard Variable Rate
Effective Date	Rate
01 August 2007	7.84%
01 June 2007	7.59%
01 February 2007	7.34%
01 December 2006	7.09%

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2007 to 10 December 2007

All values are in thousands of pounds sterling unless otherwise stated

Geographic Analysis
Region	Number	£000's	%
East Anglia	16,672	1,335,424	3.51%
East Midlands	23,160	1,758,765	4.62%
Greater London	73,683	8,402,683	22.08%
North	17,308	1,104,845	2.90%
North West	49,661	3,542,966	9.31%
Scotland	26,888	1,698,496	4.46%
South East	115,832	11,944,925	31.38%
South West	35,097	3,048,662	8.01%
Wales	20,161	1,371,160	3.60%
West Midlands	26,719	2,001,800	5.26%
Yorkshire and Humberside	26,745	1,813,586	4.76%
Unknown	545	40,029	0.11%
Total	432,471	38,063,341	100.00%

Original LTV Bands

Range	Number	£000's	%	Average Seasoning
0.00 - 25.00	36,604	1,377,733	3.62%	36.16
25.01 - 50.00	120,494	7,951,886	20.89%	38.65
50.01 - 75.00	170,310	17,632,842	46.32%	36.85
75.01 - 80.00	17,621	1,961,189	5.15%	42.13
80.01 - 85.00	22,490	2,690,061	7.07%	40.11
85.01 - 90.00	35,729	4,251,543	11.17%	38.93
90.01 - 95.00	29,223	2,198,087	5.77%	61.97
Total	432,471	38,063,341	100.00%	39.93

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2007 to 10 December 2007

All values are in thousands of pounds sterling unless otherwise stated

Arrears
Band	Number	Principal	Overdue	%
Current	420,344	36,905,459	(2,124)	97.00%
1.00 - 1.99 months	7,126	691,707	5,867	1.82%
2.00 - 2.99 months	2,331	210,834	3,486	0.55%
3.00 - 3.99 months	1,028	91,754	2,184	0.24%
4.00 - 4.99 months	491	45,454	1,346	0.12%
5.00 - 5.99 months	276	24,530	920	0.06%
6.00 -11.99 months	494	47,633	2,611	0.13%
12 months and over	62	5,390	825	0.01%
Properties in Possession	319	22,447	3,017	0.06%
Total	432,471	38,045,209	18,132	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2007 to 10 December 2007

All values are in thousands of pounds sterling unless otherwise stated

Movement in Shares of Trust
	Funding	Seller
	£000's	£000's
Balance Brought Forward	22,834,047	17,157,616
Replenishment of Assets	0	683,622
Acquisition by Funding	0	0
Distribution of Principal Receipts	0	(2,617,945)
Allocation of Losses	(103)	(77)
Share of Capitalised Interest	3,529	2,652
Payment Re Capitalised Interest	(3,529)	3,529
Balance Carried Forward	22,833,945	15,229,396

Carried Forward Percentage	59.98933%	40.01067%

Minimum Seller Share	2,365,425	6.21%

Cash Accumulation Ledger
	£000's
Brought Forward	841,630
Additional Amounts Accumulated	103
Payment of Notes	0
Carried Forward	841,732

Target Balance	69,873	payable on 15th January 2008
	771,208	payable on 15th March 2008

	841,081

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2007 to 10 December 2007

All values are in thousands of pounds sterling unless otherwise stated

Excess Spread *
Quarter to 15/10/07	0.5859%
Quarter to 16/07/07	0.5050%
Quarter to 16/04/07	0.3784%
Quarter to 16/01/07	0.4303%

*Excess spread is calculated by reference to deferred consideration
(determined according to relevant accounting policies) for the period, adjusted for non-cash related items and items relating to amounts falling due after transfers to the first and second reserve funds in the
Funding Revenue Priority of Payments, expressed as a percentage of the average note balance over that period.

Reserve Funds	First Reserve	Second Reserve	Funding Reserve
Balance as at 15/10/07	£420,000,000.00	£0.00	£10,000,000.00
Required Amount as at 15/10/07	£420,000,000.00	£0.00	£10,000,000.00
Percentage of Notes	1.77%	0.00%	0.04%
Percentage of Funding Share	1.84%	0.00%	0.04%

Notes Outstanding
	£000's
AAA Notes Outstanding	22,106,133
AA Notes Outstanding	601,013
A Notes Outstanding	256,106
BBB Notes Outstanding	711,915
Total	23,675,168

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2007 to 10 December 2007

All values are in thousands of pounds sterling unless otherwise stated

Properties in Possession

Stock
	Current Period
	Number	£000's
Brought Forward	312	24,695
Repossessed in Period	43	10,264
Sold in Period	(36)	(9,495)
Carried Forward	319	25,464

	Cumulative
	Number	£000's
Repossessed to date	1,961	286,736
Sold to date	(1,642)	(261,272)
Carried Forward	319	25,464

Repossession Sales Information
Average time Possession to Sale	103	Days
Average arrears at time of Sale	£6,037

MIG Claim Status **
	Number	£000's
MIG Claims made	199	1,396

**On the 14th November 2006, Abbey exercised its right to cancel all relevant MIG policies and therefore, none of the mortgage loans in the portfolio are currently covered by a MIG policy.

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £30 billion

Contact Details
If you have any queries regarding this report please contact the Securitisation Team via

Telephone : +44 (1908) 343232 / 343836
Facsimilie : +44 (1908) 343019
Email : Securitisation@Abbey.com
Or, visit our website at www.holmesreporting.com

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2007 to 10 December 2007

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch)	Outstanding	Reference Rate	Margin
Series 4 Class A	Holmes Financing No. 1	AAA/Aaa/AAA	£250,000,000		6.62%
Series 4 Class B	Holmes Financing No. 1	AA/Aa3/AA	£11,000,000	6.29313%	0.62%
Series 4 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£14,000,000	6.29313%	1.75%
Series 4 Class B	Holmes Financing No. 6	AA/Aa3/AA	$40,000,000	5.24250%	0.52%
Series 4 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	$69,000,000	5.24250%	1.55%
Series 5 Class A	Holmes Financing No. 6	AAA/Aaa/AAA	£500,000,000	6.29313%	0.24%
Series 5 Class B	Holmes Financing No. 6	AA/Aa3/AA	£17,000,000	6.29313%	0.52%
Series 5 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	£29,000,000	6.29313%	1.55%
Series 4 Class A 1	Holmes Financing No. 7	AAA/Aaa/AAA	€ 500,000,000	4.73200%	0.26%
Series 4 Class A 2	Holmes Financing No. 7	AAA/Aaa/AAA	£250,000,000	6.29313%	0.26%
Series 4 Class B	Holmes Financing No. 7	AA/Aa3/AA	€ 41,000,000	4.73200%	0.53%
Series 4 Class M	Holmes Financing No. 7	A/A2/A	€ 56,000,000	4.73200%	0.80%
Series 3 Class A	Holmes Financing No. 8	AAA/Aaa/AAA	€ 990,000,000	4.73200%	0.15%
Series 3 Class B	Holmes Financing No. 8	AA/Aa3/AA	€ 34,000,000	4.73200%	0.27%
Series 3 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	€ 57,500,000	4.73200%	0.85%
Series 4 Class A 1	Holmes Financing No. 8	AAA/Aaa/AAA	£900,000,000	6.29313%	0.15%
Series 4 Class A 2	Holmes Financing No. 8	AAA/Aaa/AAA	$500,000,000	5.24250%	0.14%
Series 4 Class B	Holmes Financing No. 8	AA/Aa3/AA	£39,900,000	6.29313%	0.30%
Series 4 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	£68,000,000	6.29313%	0.90%
Series 2 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	$2,175,000,000	5.24250%	0.06%
Series 3 Class A1	Holmes Financing No. 9	AAA/Aaa/AAA	€ 740,000,000	4.73200%	0.10%
Series 3 Class A2	Holmes Financing No. 9	AAA/Aaa/AAA	£400,000,000	6.29313%	0.09%
Series 4 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	£600,000,000	6.29313%	0.09%
Series 2 Class A	Holmes Financing No. 10	AAA/Aaa/AAA	$1,440,000,000	5.24250%	0.03%
Series 2 Class B	Holmes Financing No. 10	AA/Aa3/AA	$55,000,000	5.24250%	0.09%
Series 2 Class C	Holmes Financing No. 10	BBB/Baa2/BBB	$55,000,000	5.24250%	0.35%
Series 3 Class A	Holmes Financing No. 10	AAA/Aaa/AAA	€ 1,000,000,000	4.73200%	0.07%
Series 3 Class B1	Holmes Financing No. 10	AA/Aa3/AA	€ 37,000,000	4.73200%	0.12%
Series 3 Class B2	Holmes Financing No. 10	AA/Aa3/AA	£27,500,000	6.29313%	0.12%
Series 3 Class M1	Holmes Financing No. 10	A/A2/A	€ 34,000,000	4.73200%	0.20%
Series 3 Class M2	Holmes Financing No. 10	A/A2/A	£20,000,000	6.29313%	0.20%
Series 3 Class C1	Holmes Financing No. 10	BBB/Baa2/BBB	€ 52,500,000	4.73200%	0.40%
Series 3 Class C2	Holmes Financing No. 10	BBB/Baa2/BBB	£22,000,000	6.29313%	0.40%
Series 4 Class A1	Holmes Financing No. 10	AAA/Aaa/AAA	$1,440,000,000	5.24250%	0.08%
Series 4 Class A2	Holmes Financing No. 10	AAA/Aaa/AAA	£750,000,000	6.29313%	0.09%

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2007 to 10 December 2007

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch)	Outstanding	Reference Rate	Margin
Series 2 Class A	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	$1,500,000,000	5.24250%	0.06%
Series 2 Class B	Holmes Master Issuer 2006-1	AA/Aa3/AA	$35,000,000	5.24250%	0.12%
Series 2 Class M	Holmes Master Issuer 2006-1	A/A2/A	$30,000,000	5.24250%	0.19%
Series 2 Class C	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	$40,000,000	5.24250%	0.39%
Series 3 Class A1	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	$900,000,000	5.24250%	0.08%
Series 3 Class A2	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	€ 670,000,000	4.73200%	0.10%
Series 3 Class A3	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	£700,000,000	6.29313%	0.10%
Series 3 Class B2	Holmes Master Issuer 2006-1	AA/Aa3/AA	€ 37,500,000	4.73200%	0.15%
Series 3 Class B3	Holmes Master Issuer 2006-1	AA/Aa3/AA	£20,000,000	6.29313%	0.15%
Series 3 Class M2	Holmes Master Issuer 2006-1	A/A2/A	€ 35,500,000	4.73200%	0.22%
Series 3 Class M3	Holmes Master Issuer 2006-1	A/A2/A	£12,000,000	6.29313%	0.22%
Series 3 Class C2	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	€ 61,500,000	4.73200%	0.42%
Series 3 Class C3	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	£12,500,000	6.29313%	0.42%
Series 1 Class A1	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	$1,500,000,000	5.09125%	-0.02%
Series 1 Class A3	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	£600,000,000	6.29313%	0.03%
Series 1 Class B1	Holmes Master Issuer 2007-1	AA/Aa3/AA	$57,200,000	5.24250%	0.09%
Series 1 Class B2	Holmes Master Issuer 2007-1	AA/Aa3/AA	€ 21,400,000	4.73200%	0.09%
Series 1 Class C1	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	$30,300,000	5.24250%	0.28%
Series 1 Class C2	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	€ 22,700,000	4.73200%	0.28%
Series 1 Class C3	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	£15,550,000	6.29313%	0.28%
Series 2 Class A	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	$1,500,000,000	5.24250%	0.05%
Series 2 Class B2	Holmes Master Issuer 2007-1	AA/Aa3/AA	€ 26,300,000	4.73200%	0.14%
Series 2 Class M2	Holmes Master Issuer 2007-1	A/A2/A	€ 10,600,000	4.73200%	0.22%
Series 2 Class M3	Holmes Master Issuer 2007-1	A/A2/A	£10,800,000	6.29313%	0.22%
Series 2 Class C1	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	$9,800,000	5.24250%	0.42%
Series 2 Class C2	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	€ 21,900,000	4.73200%	0.42%
Series 2 Class C3	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	£5,000,000	6.29313%	0.42%
Series 3 Class A1	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	$1,600,000,000	5.24250%	0.08%
Series 3 Class A2	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	€ 1,500,000,000	4.73200%	0.10%
Series 3 Class A3	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	£800,000,000	6.29313%	0.10%
Series 3 Class B2	Holmes Master Issuer 2007-1	AA/Aa3/AA	€ 46,700,000	4.73200%	0.14%
Series 3 Class B3	Holmes Master Issuer 2007-1	AA/Aa3/AA	£48,000,000	6.29313%	0.14%
Series 3 Class M2	Holmes Master Issuer 2007-1	A/A2/A	€ 28,000,000	4.73200%	0.22%
Series 3 Class M3	Holmes Master Issuer 2007-1	A/A2/A	£28,800,000	6.29313%	0.22%
Series 3 Class C2	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	€ 86,900,000	4.73200%	0.42%
Series 3 Class C3	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	£25,500,000	6.29313%	0.42%
Series 4 Class A	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	$1,000,000,000	5.24250%	0.10%

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2007 to 10 December 2007

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch)	Outstanding	Reference Rate	Margin
Series 1 Class A1	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	$1,225,000,000	5.24250%	0.03%
Series 1 Class A2	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	$1,200,000,000	5.24250%	0.04%
Series 1 Class B	Holmes Master Issuer 2007-2	AA/Aa3/AA	$82,000,000	5.24250%	0.07%
Series 1 Class C	Holmes Master Issuer 2007-2	BBB/Baa2/BBB	$128,400,000	5.24250%	0.23%
Series 2 Class A	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	CAD 600,000,000	4.87714%	0.08%
Series 2 Class A1	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	$2,750,000,000	5.24250%	0.05%
Series 2 Class B1	Holmes Master Issuer 2007-2	AA/Aa3/AA	$25,000,000	5.24250%	0.12%
Series 2 Class B2	Holmes Master Issuer 2007-2	AA/Aa3/AA	€ 95,000,000	4.73200%	0.13%
Series 2 Class B3	Holmes Master Issuer 2007-2	AA/Aa3/AA	£50,000,000	6.29313%	0.14%
Series 2 Class C1	Holmes Master Issuer 2007-2	BBB/Baa2/BBB	$34,000,000	5.24250%	0.41%
Series 2 Class C2	Holmes Master Issuer 2007-2	BBB/Baa2/BBB	€ 106,000,000	4.73200%	0.41%
Series 2 Class C3	Holmes Master Issuer 2007-2	BBB/Baa2/BBB	£45,000,000	6.29313%	0.43%
Series 2 Class M1	Holmes Master Issuer 2007-2	A/A2/A	$10,000,000	5.24250%	0.22%
Series 2 Class M2	Holmes Master Issuer 2007-2	A/A2/A	€ 20,000,000	4.73200%	0.22%
Series 2 Class M3	Holmes Master Issuer 2007-2	A/A2/A	£38,000,000	6.29313%	0.24%
Series 3 Class A1	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	$1,250,000,000	5.24250%	0.08%
Series 3 Class A2	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	€ 1,300,000,000	4.73200%	0.09%
Series 3 Class A3	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	£450,000,000	6.29313%	0.09%
Series 4 Class A1	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	$750,000,000	5.24250%	0.10%

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2007 to 10 December 2007

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 6	Holmes 7	Holmes 8	Holmes 9	Holmes 10	Holmes 2006-1	Holmes 2007-1	Holmes 2007-2
02Q3	-	703	-	-	-	-	-	-	-	-
02Q4	-	-	-	-	-	-	-	-	-	-
03Q1	-	-	-	-	-	-	-	-	-	-
03Q2	-	-	-	-	-	-	-	-	-	-
03Q3	600	-	481	-	-	-	-	-	-	-
03Q4	-	176	481	-	-	-	-	-	-	-
04Q1	-	176	-	241	-	-	-	-	-	-
04Q2	-	176	-	241	-	-	-	-	-	-
04Q3	-	176	-	-	-	-	-	-	-	-
04Q4	-	-	-	-	-	-	-	-	-	-
05Q1	-	-	-	-	-	-	-	-	-	-
05Q2	-	-	801	-	1,001	-	-	-	-	-
05Q3	650	-	-	-	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-	-	-	-
06Q1	-	125	-	803	-	-	-	-	-	-
06Q2	-	125	-	-	-	-	-	-	-	-
06Q3	-	125	-	-	-	-	-	-	-	-
06Q4	-	-	-	-	-	1,018	-	-	-	-
07Q1	-	-	-	161	812	-	-	-	-	-
07Q2	-	-	634	161	-	-	-	-	-	-
07Q3	575	-	-	-	-	-	679	-	-	-
07Q4	-	300	770	-	-	-	-	795	-	-

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 6	Holmes 7	Holmes 8	Holmes 9	Holmes 10	Holmes 2006-1	Holmes 2007-1	Holmes 2007-2
07Q4	-	-	-	-	-	-	-	-	-	-
08Q1	-	-	-	-	-	-	-	-	771	-
08Q2	-	-	500	592	221	-	388	-	600	715
08Q3	-	-	-	-	221	1,272	388	-	-	715
08Q4	-	-	-	-	221	-	-	-	-	-
09Q1	-	-	-	-	1,171	-	-	-	-	-
09Q2	-	-	-	-	-	-	342	-	-	-
09Q3	-	-	-	-	-	-	342	397	-	-
09Q4	-	-	-	-	-	-	-	397	-	-
10Q1	-	-	-	-	-	453	-	-	386	-
10Q2	-	-	-	-	-	453	-	-	386	1,664
10Q3	250	-	-	-	-	600	-	-	-	-
10Q4	-	-	-	-	-	-	1,526	1,632	-	-
11Q1	-	-	-	-	-	-	-	-	-	-
11Q2	-	-	-	-	-	-	-	-	2,649	654
11Q3	-	-	-	-	-	-	-	-	-	654
11Q4	-	-	-	-	-	-	-	-	-	654
12Q1	-	-	-	-	-	-	-	-	-	-
12Q2	-	-	-	-	-	-	-	-	-	-
12Q3	-	-	-	-	-	-	-	-	-	377
12Q4	-	-	-	-	-	-	-	-	515	-
13Q1	-	-	-	-	-	-	-	-	-	-

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2007 to 10 December 2007

All values are in thousands of pounds sterling unless otherwise stated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 6) PLC

Dated: 2 January 2008	By / s / Jessica Petrie
(Authorised Signatory)